News Release

Sun Life Financial

## Sun Life Financial announces offering of Subordinated Unsecured Debentures

**TORONTO (March 26, 2009) –** Sun Life Financial Inc. (TSX/NYSE:SLF) announced today that it intends to issue in Canada up to $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019. The offering is expected to close on March 31, 2009 and the proceeds will be used for general corporate purposes, including investments in subsidiaries.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement dated March 12, 2007, which will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series 2009-1 Debentures will be sold on an underwritten basis by a syndicate led by RBC Dominion Securities Inc. and Scotia Capital Inc., as co-leads. The proceeds from this Canadian public offering are expected to qualify for Tier 2B capital.

The Series 2009-1 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

**About Sun Life Financial**

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2008, the Sun Life Financial group of companies had total assets under management of $381 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

**Note to Editors: All figures in Canadian dollars.**

-30-

**Media Relations Contact:**
Steve Kee
Assistant Vice-President, Communications
Tel:  416-979-6237
steve.kee@sunlife.com

**Investor Relations Contact:**
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com